Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Medline Inc., and further agree to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement (this "Agreement") as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

BX Mozart ML-2 Holdco L.P.

Signature: /s/ Robert Brooks
Name/Title: By: BX Mozart ML-2 Holdco GP L.L.C., its GP, By: Robert Brooks, Vice President
Date: 05/01/2026

BX Mozart ML-1 Holdco L.P.

Signature: /s/ Robert Brooks
Name/Title: By: BX Mozart ML-1 Holdco GP L.L.C., its GP, By: Robert Brooks, Vice President
Date: 05/01/2026

Mozart Aggregator II UNLV Holdco L.P.

Signature: /s/ Robert Brooks
Name/Title: By: Blackstone Management Associates VIII L.P., its GP, By: BMA VIII L.L.C., its GP, By: Robert Brooks, Authorized Signatory
Date: 05/01/2026

Mozart Aggregator UNLV Holdco L.P.

Signature: /s/ Robert Brooks
Name/Title: By: BCP 8 Holdings Mozart Manager L.L.C., its general partner, By: BMA VIII L.L.C., its MM, By: Robert Brooks, Authorized Signatory
Date: 05/01/2026

Mozart Aggregator II LP

Signature: /s/ Robert Brooks
Name/Title: By: Blackstone Management Associates VIII L.P., its GP, By: BMA VIII L.L.C., its GP, By: Robert Brooks, Authorized Signatory
Date: 05/01/2026

BX Mozart ML-2 Holdco GP L.L.C.

Signature: /s/ Robert Brooks
Name/Title: Robert Brooks, Vice President
Date: 05/01/2026

BX Mozart ML-1 Holdco GP L.L.C.

Signature: /s/ Robert Brooks
Name/Title: Robert Brooks, Vice President
Date: 05/01/2026

BCP Mozart Aggregator L.P.

Signature: /s/ Robert Brooks
Name/Title: By: BCP 8 Holdings Mozart Manager L.L.C., its general partner, By: BMA VIII L.L.C., its managing member, By: Robert Brooks, Authorized Signatory
Date: 05/01/2026

Blackstone Management Associates VIII L.P.

Signature: /s/ Christopher Striano
Name/Title: By: BMA VIII L.L.C., its general partner, By: Robert Brooks, Authorized Signatory
Date: 05/01/2026

BCP 8 Holdings Mozart Manager L.L.C.

Signature: /s/ Christopher Striano
Name/Title: By: BMA VIII L.L.C., its managing member,
By: Christopher Striano, Senior Managing Director and
Chief Operating Officer of Global Finance
Date: 05/01/2026

BMA VIII L.L.C.

Signature: /s/ Christopher Striano
Name/Title: Christopher Striano, Senior Managing
Director and Chief Operating Officer of Global Finance
Date: 05/01/2026

Blackstone Holdings II L.P.

Signature: /s/ Victoria Portnoy
Name/Title: By: Blackstone Holdings I/II GP L.L.C., its
general partner, By: Victoria Portnoy, Managing Director -
Assistant Secretary
Date: 05/01/2026

Blackstone Holdings I/II GP L.L.C.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director -
Assistant Secretary
Date: 05/01/2026

Blackstone Inc.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director -
Assistant Secretary
Date: 05/01/2026

Blackstone Group Management L.L.C.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director -
Assistant Secretary
Date: 05/01/2026

Stephen A. Schwarzman

Signature: /s/ Stephen A. Schwarzman
Name/Title: Stephen A. Schwarzman
Date: 05/01/2026